FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 20, 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 20, 2012 – Board and role changes

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.

Date: March 20, 2012	By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc

20 March 2012

Board and role changes

ARM Holdings plc (“the Company”) announces that Mike Inglis has given the Company advanced notice that he wishes to step down from the board and leave the Company in March 2013.  He plans to take part in a round the world sailing race later in 2013.

Simon Segars will take on the new role of EVP and General Manager of the Processor and Physical IP Divisions with effect from 2 April 2012. At the same time, Mike will take on the new role of Chief Commercial Officer.

Warren East, CEO of the Company said:

“We believe that by combining the top level management of the Processor and Physical IP divisions under Simon’s experienced leadership, we can continue to drive the successful collaboration between our IP divisions and exploit the growing synergies to maximum effect. Although we will miss Mike’s expertise across a broad range of functions when he leaves in 2013, I am confident we will use his energy and talent to great effect over the next 12 months.”

CONTACTS:
Sarah West/Anne Bark	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44(0)1223 400796